UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-16640

United Bancorp, Inc.
(Exact name of registrant as specified in its charter)

2723 South State Street
Ann Arbor, MI 48104
(517) 423-8373
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or
15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[x]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[x]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: None*

*Effective as of 11:58 p.m. Eastern Time on July 31, 2014, United Bancorp, Inc., a Michigan corporation (the "Registrant"), merged with and into Old National Bancorp, an Indiana corporation ("Old National"), with Old National surviving the merger. Accordingly, as of the date hereof, there are no holders of record of common stock of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, Old National Bancorp, as successor by merger to United Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OLD NATIONAL BANCORP, as successor by merger to United Bancorp, Inc.

Date: August 1, 2014	By	/s/ Robert G. Jones
Robert G. Jones President and Chief Executive Officer